

August 27, 2010

Via Facsimile and U.S. Mail

Michael Movsovich, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

      Re: Health Grades, Inc.
              Amendment No. 4 to Schedule TO-T
              Filed by Mountain Acquisition Corp. and
              Mountain Merger Sub Corp.
              Filed August 26, 2010
              File No. 005-58765

Dear Mr. Movsovich:

      We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Source and Amount of Funds

1. We note your response to comment one in our letter dated August 19, 2010. Please revise your disclosure to clarify whether the issuer's cash will be used to fund the Offer. In addition, since it appears that Vestar will be funding the Offer, please revise your disclosure to indicate the specific source of funds, i.e., whether Vestar will be using its available cash-on-hand or whether Vestar will be borrowing funds in order to purchase the Shares in the Offer. Refer to Item 1007(a) and (d) of Regulation M-A.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions